UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(mark one)

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For The Fiscal Year Ended December 31, 2005

OR

__	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _____ to _____

Commission file number 000-19860

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SCHOLASTIC CORPORATION
557 Broadway
New York, New York 10012

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
Table of contents

Page Number
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of net assets available for benefits	2
Statement of changes in net assets available for benefits	3
Notes to financial statements	4-7
Supplemental Schedule
Schedule H, Line 4i - Schedule of assets (held at end of year)	8
Signatures	9
Exhibits	11
Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Retirement Plan Committee of the Board of Directors of Scholastic Corporation

We have audited the accompanying statements of net assets available for benefits of the Scholastic Corporation 401(k) Savings and Retirement Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s Administrative Committee. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

New York, New York

June 14, 2006

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2005 and 2004
(amounts in thousands)

	December 31,

Investments, at fair value	2005	2004

Fidelity Diversified International Fund	$11,905	$-
Fidelity Dividend Growth Fund	20,024	-
Fidelity Freedom Income Fund	2,425	-
Fidelity Freedom Fund 2010	5,638	-
Fidelity Freedom Fund 2020	9,250	-
Fidelity Freedom Fund 2030	6,945	-
Fidelity Managed Income Portfolio	25,031	-
Fidelity Freedom Fund 2040	4,992	-
Fidelity Freedom Fund 2005	2,035	-
Fidelity Freedom Fund 2015	9,819	-
Fidelity Freedom Fund 2025	8,691	-
Fidelity Freedom Fund 2035	5,161	-
Vanguard Institutional Index Fund	21,470	20,813
Artisan Mid Capital Fund	7,065	-
Growth Fund of America	12,754	-
Western Asset Core Portfolio	8,105	-
Washington Mutual Investors	15,968	-
American Beacon Small Capital Value	1,941	-
American Century Small Company Investment	5,558	-
Scholastic Corporation Common Stock	9,508	12,633
Putnam International Equity Fund	-	7,359
Putnam Investors Fund	-	20,510
Putnam Stable Value Fund	-	24,689
Putnam OTC & Emerging Growth Fund	-	5,243
Putnam New Opportunities Fund	-	9,827
Putnam Bond Index Fund	-	7,689
Putnam Fund for Growth & Income	-	15,396
Putnam Capital Opportunities Fund	-	3,269
Putnam Asset Allocation Fund – Growth Portfolio	-	7,198
Putnam Asset Allocation Fund – Balanced Portfolio	-	10,083
Putnam Asset Allocation Fund – Conservative Portfolio	-	2,455
The George Putnam Fund of Boston	-	25,019
Participants’ loans	4,419	4,332

Total investments	198,704	176,515

Receivables
Participants contribution receivable	404	378
Employer contribution receivable	134	133

Total receivables	538	511

Net assets available for benefits	$199,242	$177,026

See accompanying notes

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2005
(amounts in thousands)

Interest and dividend income	$ 5,491
Contributions:
Employer	6,758
Participants	17,987
Rollovers	3,014

Total additions	33,250

Distributions to participants	(14,965)

Net realized and unrealized appreciation in fair value of investments	3,931

Net increase	22,216

Net assets available for benefits
Beginning of the year	177,026

End of the year	$ 199,242

See accompanying notes

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF THE PLAN

GENERAL

The Scholastic Corporation 401(k) Savings and Retirement Plan, amended and restated effective January 1, 1998 and as thereafter amended (the “Plan”), is a defined contribution plan sponsored by Scholastic Corporation (the “Company”). The Plan is administered by the Retirement Plan Committee of the Board of Directors of the Company, which has delegated certain responsibility and authority to an Administrative Committee, composed of members of senior management of the Company (the “Retirement Plan Committee,” and to the extent delegated to the Administrative Committee collectively the “Committee”). Fidelity Management Trust Company serves as Trustee for the Plan (the “Trustee”). In addition, Fidelity Institutional Retirement Services Company provides administrative and recordkeeping services on behalf of the Plan (the “Record Keeper”). Putnam Fiduciary Trust Company served as trustee and Putnam and/or its related companies (collectively, “Putnam”) served as record-keeper until December 2004. Investment products offered from January 3, 2005 through December 31, 2005 to participants under the Plan (“Participants”), other than the Company’s common stock (“Company Stock”), were provided by Fidelity and several other mutual fund companies. Prior to January 3, 2005, investment products offered to the Participants were provided by Putnam and the Vanguard Group. The Plan is an employee plan qualified under Section 401(a) of the Internal Revenue Code, as amended (the “Code”).

This description of the Plan provides only general information and is presented to assist in understanding the Plan’s financial statements. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

PLAN AMENDMENTS

In connection with the Company’s acquisition of Teacher’s Friend Publications, Inc., which sponsored the Teacher Friend Publications, Inc. Profit Sharing Plan (the “Teacher’s Friend Plan”) for its eligible employees, the Company amended the Plan in 2003 to reflect the merger of the Teacher’s Friend Plan and the Plan, effective February 1, 2004 or as soon as administratively feasible thereafter. The actual merger occurred on March 1, 2004.

During 2005, the Plan was amended to (i) clarify that a Participant may designate a person or a trust to be his or her beneficiary under the Plan and (ii) lower the dollar threshold for mandatory distributions from $5,000 to $1,000.

ELIGIBILITY

Employees eligible to enroll in the Plan include all employees of the Company and its domestic subsidiaries (other than “leased” employees) who have attained the age of 18 (“Eligible Employees”). Eligible Employees may enroll in the Plan on any business day after they become eligible to participate in the Plan. Employees hired on or after January 1, 2002 are automatically enrolled with a 3% contribution rate as soon as administratively feasible after 90 days of employment.

PARTICIPANT CONTRIBUTIONS

As approved by the Committee and subject to the provisions of the Code, Eligible Employees may contribute during the Plan Year at the Participant’s election into any of the Plan’s fund options, in pre-tax and/or after-tax Compensation dollars (“Compensation Contributions”); provided that the sum of pre-tax and after-tax contributions during any Plan Year does not exceed the following limitations:

Pre-tax Contributions: Pre-tax contributions are limited to the lesser of 50% of annual salary, overtime, bonuses and commissions (“Compensation”), subject to the requirements of the Code, or $14,000 for the Plan Year ended December 31, 2005. Eligible Employees whose Compensation is in excess of $95,000 in the prior year (“Highly Compensated Employees”) are limited to the lesser of 7% of their annual Compensation or $14,000 for the Plan year ended December 31, 2005. The sum of pre-tax and after-tax contributions during any Plan Year cannot exceed 50% (or 7%, if a Highly Compensated Employee) of annual Compensation.

After-tax Contributions: After-tax contributions are limited to 50% of annual Compensation, subject to the requirements of the Code. Highly Compensated Employees are limited to a contribution of 7% of their annual Compensation. The sum of pre-tax and after-tax contributions during any Plan Year cannot exceed 50% (or 7% if a Highly Compensated Employee) of annual Compensation.

Rollover Contributions: Any Eligible Employee may transfer to the Plan contributions and such other amounts from an “eligible rollover plan” that meets the requirements of the Code at the time of the transfer (“Rollover Contributions”).

Catch-up Contributions: Participants who are at least age 50 or who will reach age 50 during any calendar year will have the option to make additional pre-tax contributions provided certain requirements are met. Such participants were permitted to make additional pre-tax contributions of up to $4,000 in 2005. The maximum amount of additional pre-tax contributions has increased by $1,000 each year pursuant to applicable regulations, and the final increase, to $5,000, will be effective for 2006.

EMPLOYER CONTRIBUTIONS

Under the Plan, the Company contributes a percentage of each Participant’s Compensation, as determined by the Committee, at its sole discretion. The Company’s contributions for the benefit of the Participants are made in cash in an amount equal to a percentage of the Participant’s pre-tax contributions. For the Plan year ended December 31, 2005, the Company contributed an amount equal to 100% of the first one hundred dollars of a Participant’s contribution and 50% thereafter of the Participant’s pre-tax contributions, up to a maximum amount equal to 6% of the Participant’s annual Compensation (“Matching Contributions”).

The Company, at its sole discretion, may also make discretionary contributions for the benefit of all Participants regardless of whether they elected to make pre-tax contributions to the Plan (“Discretionary Contributions”). The amount of such Discretionary Contributions is to be determined by the Board of Directors of the Company (the “Board”). The Company made no Discretionary Contributions to the Plan for the year ended December 31, 2005.

Forfeitures by Participants of unvested matching contributions (“Forfeitures”) were used to offset Matching Contributions for other Participants during the Plan Year. In 2005, Matching Contributions were reduced by $439,189 from Forfeitures. At December 31, 2005, there were no Forfeitures available to reduce future Matching Contributions.

VESTING

Participants are immediately vested in their Compensation Contributions and Rollover Contributions. Matching Contributions vest at the rate of 20% per year of service by a Participant. A Participant becomes 100% vested in all Matching Contributions after either five years of credited service, or upon death or disability while employed, or upon reaching age 65.

PARTICIPANT ACCOUNT DISTRIBUTIONS

A Participant's account under the Plan may be distributed in full upon cessation of employment for any reason, including termination, death, disability or retirement. On a daily basis, a Participant, for any reason, may withdraw all or a portion of his or her after-tax contributions. All distributions from the Plan are in cash or, if elected by the Participant, in whole shares of Company Stock, to the extent that the Participant is invested in Company Stock. In the event of attainment of age 59-1/2, a Participant may withdraw his or her entire vested balance during employment. There were no benefits payable as of December 31, 2005 or 2004.

In the event of a hardship, a Participant may withdraw during employment such portion of his or her account to meet such hardship. In addition, once each Plan Year, Participants may request a loan from the Plan of up to 50% of the vested value of their account not to exceed $50,000. In no event may a Participant have more than one loan for the purchase of a principal residence outstanding or more than two outstanding loans at any time. All loans must be repaid in equal installments of principal and interest through automatic payroll deductions over a period not to exceed five years, except for certain loans made to purchase a Participant's principal residence, which may be repaid over a period of up to ten years pursuant to the Code. Participants may not otherwise withdraw any portion of their account balance during employment.

PLAN EXPENSES

Expenses are incurred at either the fund level or the Plan level. All expenses incurred by the funds (commissions, management fees, etc.) are paid out of investor assets and are therefore netted in realized and unrealized appreciation in fair value of investments in the statement of changes in net assets available for benefits. The Company pays all other Plan expenses.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The financial statements of the Plan are prepared in conformity with U.S. generally accepted accounting principles. The Plan’s accounts are maintained on the accrual basis. Purchases and sales of investment securities are recorded at market value on the trade date.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

VALUATION OF INVESTMENTS

Investments in the Plan’s funds are valued at redemption prices based on the net asset values of the funds. Investments in Company Stock are valued at the closing price as quoted on the NASDAQ National Market System on the valuation date. Loans receivable from Participants are valued at cost, which approximates fair value.

3.   TAX STATUS

The Plan received a favorable determination letter from the Internal Revenue Service, dated March 18, 2004, covering amendments executed through June 14, 2002 stating that the Plan is qualified under Section 401(a) of the Code; therefore, the related trust is exempt from taxation.

Subsequent to this determination, the Plan was further amended. The Plan, as amended, is required to operate in conformity with the Code in order to maintain its qualification. The Plan administrator believes that the Plan is being operated in accordance with the applicable requirements of the Code and, therefore, believes that the Plan as amended is qualified and the related trust is tax exempt.

4.   PLAN TERMINATION

While the Plan is intended to be permanent, it may be terminated at any time by a resolution of the Board, subject, however, to the provisions of ERISA. Upon termination of the Plan, all necessary provisions of the Plan shall remain in effect, no further contributions may be made to the Plan and the account of each Participant shall become fully vested and non-forfeitable. In the event of termination, the Plan assets may continue to be held by the Trustee. However, upon a determination that the continuance of such an arrangement is not in the best interest of the Participants, the Board may terminate the arrangement, and upon such termination, the Trustee shall apply for the benefit of each Participant (or beneficiary) the full value of such Participant’s account.

5.   INVESTMENTS

During 2005, the Plan’s net realized and unrealized appreciation /(depreciation) in the fair value of investments was as follows (in thousands):

Fidelity Diversified International Fund	$1,351
Fidelity Dividend Growth Fund	325
Fidelity Freedom Income Fund	25
Fidelity Freedom Fund 2010	180
Fidelity Freedom Fund 2020	507
Fidelity Freedom Fund 2030	447
Fidelity Freedom Fund 2040	318
Fidelity Freedom Fund 2005	63
Fidelity Freedom Fund 2015	455
Fidelity Freedom Fund 2025	506
Fidelity Freedom Fund 2035	343
Vanguard Institutional Index Fund	606
Artisan Mid Capital Fund	376
Growth Fund of America	1,478
Western Asset Core Portfolio	(199)
Washington Mutual Investors	144
American Beacon Small Capital Value	13
American Century Small Company Investment	(185)
Scholastic Corporation Common Stock	(2,822)

$3,931

6.   RISK AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. As a result, changes in the value of investment securities could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

EIN #13-3385513

Plan #004

SCHOLASTIC CORPORATION 401(k) SAVINGS AND RETIREMENT PLAN
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005
(amounts in thousands)

Identity of	Description of	Number	Current
Issue	Investment	of Shares	Value
			($)

Fidelity*	Fidelity Diversified International Fund	366	$ 11,905
Fidelity*	Fidelity Dividend Growth Fund	696	20,024
Fidelity*	Fidelity Freedom Income Fund	213	2,425
Fidelity*	Fidelity Freedom Fund 2010	401	5,638
Fidelity*	Fidelity Freedom Fund 2020	629	9,250
Fidelity*	Fidelity Freedom Fund 2030	462	6,945
Fidelity*	Fidelity Management Income Portfolio	25,031	25,031
Fidelity*	Fidelity Freedom Fund 2040	565	4,992
Fidelity*	Fidelity Freedom Fund 2005	183	2,035
Fidelity*	Fidelity Freedom Fund 2015	850	9,819
Fidelity*	Fidelity Freedom Fund 2025	727	8,691
Fidelity*	Fidelity Freedom Fund 2035	422	5,161
Vanguard	Vanguard Institutional Index Fund	188	21,470
Artisan	Artisan Mid Capital Fund	228	7,065
America	Growth Fund of America	416	12,754
Western	Western Asset Core Portfolio	723	8,105
Washington	Washington Mutual Investors	519	15,968
America	American Beacon Small Capital Value	96	1,941
America	American Century Small Company
	Investment	568	5,558
Scholastic Corporation*	Company Stock	334	9,508
Loans	Prime + 0.5% Interest Rate.
	Repayment Terms: 1 to 10 years	-	4,419

			$ 198,704

*Indicates party-in-interest to the Plan

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of Scholastic Corporation, the Plan Administrator of the Scholastic Corporation 401(k) Savings and Retirement Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCHOLASTIC CORPORATION 401(k) SAVINGS
AND RETIREMENT PLAN

Date: June 27, 2006

/s/ Richard M. Spaulding

Richard M. Spaulding
Executive Vice President, Scholastic Corporation and
Chairman of Administrative Committee of the
Scholastic Corporation 401(k) Savings and
Retirement Plan

Exhibits

Exhibit No.	Document

23	Consent of Independent Registered Public Accounting Firm